SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Wesco Aircraft Holdings, Inc.
(Name of Issuer)

Common Stock, par value
$0.001 per share
(Title of Class of Securities)

950814103
(CUSIP Number)

S. Kris Agarwal
Platinum Equity Advisors, LLC
360 North Crescent Drive, South Building
Beverly Hills, CA 90210
(310) 712-1850

Copies to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity Capital Partners International IV (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 As of the date hereof, the Reporting Person owns no shares of common stock, par value $0.001 per share (“Shares”), of the Issuer (as defined below).  However, as a result of Falcon Aerospace Holdings, LLC, certain affiliates of Makaira Partners, LLC, Randy Snyder and certain affiliated trusts (collectively, the “Voting Agreement Parties”) and Wolverine Intermediate Holding II Corporation (“WIH II”) entering into Voting and Support Agreements (each a “Voting Agreement” and collectively, the “Voting Agreements”) with respect to certain Shares beneficially owned by such Voting Agreement Parties, as set forth in the respective Voting Agreements (collectively, the “Voting Agreement Shares”), which represent in the aggregate 40,952,683 Shares, the Reporting Person may be deemed to have shared voting power to vote such Shares deemed beneficially owned pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, the Reporting Person disclaims all such beneficial ownership.
2 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement (as defined below).

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity Partners International IV (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

3 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
4 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings IV (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[5]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
(OO) (Limited Liability Company)

5 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
6 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[7]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

7 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
8 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings IV Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[9]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

9 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
10 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity InvestCo, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[11]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1[12]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

11 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
12 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings IC (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[13]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1[14]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

13 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
14 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum InvestCo (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[15]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1[16]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

15 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
16 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[17]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1[18]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

17 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
18 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[19]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%[20]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

19 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
20 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[21]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%[22]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

21 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
22 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Wolverine Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[23]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%[24]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

23 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
24 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Wolverine Intermediate Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[25]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%[26]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

25 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and WIH II entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
26 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

CUSIP No. 950814103	13D
1	NAMES OF REPORTING PERSONS
Wolverine Intermediate Holding II Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
40,952,683[27]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,952,683 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%[28]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

27 As of the date hereof, the Reporting Person owns no Shares.  However, as a result of the Voting Agreement Parties and the Reporting Person entering into the Voting Agreements, the Reporting Person may be deemed to have shared voting power to vote the Voting Agreement Shares deemed beneficially owned pursuant to Rule 13d-3, with respect to the matters covered by the Voting Agreements.  Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
28 Calculation of percentage based on 99,749,063 Shares issued and outstanding as of August 7, 2019, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of Wesco Aircraft Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 24911 Avenue Stanford, Valencia, California 91355.

Item 2.	Identity and Background

This statement is being filed by each of: (i) Platinum Equity Capital Partners International IV (Cayman), L.P., a Cayman Islands exempted limited partnership (“PECP Int’l IV”), (ii) Platinum Equity Partners International IV (Cayman), L.P., a Cayman Islands exempted limited partnership (“PEP Int’l IV”), (iii) Platinum Equity Investment Holdings IV (Cayman), LLC, a Delaware limited liability company (“PEIH IV Cayman”), (iv) Platinum Equity Investment Holdings IV, LLC, a Delaware limited liability company (“PEIH IV”), (v) Platinum Equity Investment Holdings IV Manager, LLC, a Delaware limited liability company (“PEIH IV Manager”), (vi) Platinum Equity InvestCo, L.P., a Cayman Islands exempted limited partnership (“PEI LP”), (vii) Platinum Equity Investment Holdings IC (Cayman), LLC, a Delaware limited liability company (“PEIH IC LLC”), (viii) Platinum InvestCo (Cayman), LLC, a Cayman Islands limited liability company (“PI LLC”), (ix) Platinum Equity Investment Holdings, LLC, a Delaware limited liability company (“PEIH LLC”), (x) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), (xi) Tom Gores, an individual and citizen of the United States, (xii) Wolverine Holdings Corporation, a Delaware corporation (“WHC”), (xiii) Wolverine Intermediate Holding Corporation, a Delaware corporation (“WIH”), and (xiv) Wolverine Intermediate Holding II Corporation, a Delaware corporation (“WIH II”) (each person or entity listed in clauses (i)-(xiv), a “Reporting Person” and, collectively, the “Reporting Persons”). The address of the principal place of business and principal office of each Reporting Person is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.

The Reporting Persons listed in clauses (i)-(xi) above are principally engaged in the business of investments in securities. The principal business of WHC, WIH and WIH II is to act as holding companies in connection with the transactions described below. WIH is the sole shareholder of WIH II and may be deemed to beneficially own the Shares beneficially owned by WIH II. WHC is the sole shareholder of WIH and may be deemed to beneficially own the Shares beneficially owned by WIH. PECP Int’l IV is the sole shareholder of WHC and may be deemed to beneficially own the Shares beneficially owned by WHC. PEP Int’l IV is the general partner of PECP Int’l IV and may be deemed to beneficially own the Shares beneficially owned by PECP Int’l IV. PEIH IV Cayman is the general partner of PEP Int’l IV and may be deemed to beneficially own the Shares beneficially owned by PEP Int’l IV. PEIH IV is the sole member of PEIH IV Cayman and may be deemed to beneficially own the Shares beneficially owned by PEIH IV Cayman. PEIH IV Manager is the sole manager of PEIH IV and may be deemed to beneficially own the Shares beneficially owned by PEIH IV. PEI LP owns all of the economic interests in PEIH IV and may be deemed to beneficially own the Shares beneficially owned by PEIH IV. PEIH IC LLC is the general partner of PEI LP and may be deemed to beneficially own the Shares beneficially owned by PEI LP. PEIH LLC is the sole member of PEIH IC LLC and may be deemed to beneficially own the Shares beneficially owned by PEIH IC LLC. PI LLC holds a controlling interest in PEI LP and may be deemed to beneficially own the Shares beneficially owned by PEI LP. Platinum Equity is the sole member of PEIH IV Manager and PEIH LLC and may be deemed to beneficially own the Shares beneficially owned by each of PEIH IV Manager and PEIH LLC. Platinum Equity and Tom Gores, together, hold a controlling interest in PI LLC and may be deemed to beneficially own the Shares beneficially owned by PI LLC. Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity and may be deemed to beneficially own the Shares beneficially owned by Platinum Equity. Mr. Gores disclaims beneficial ownership of all the Shares held by each of the entities listed above with respect to which he does not have a pecuniary interest.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is filed as Exhibit 3 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Agreement and Plan of Merger

On August 8, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WIH II and Wolverine Merger Corporation, a direct wholly owned subsidiary of WIH II (“Merger Sub”). WIH II and Merger Sub are indirect subsidiaries of funds managed and advised by Platinum Equity Advisors, LLC, a U.S. private equity firm (“Platinum”).

The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of WIH II (the “Merger”). At the Effective Time (as defined in the Merger Agreement), and as a result of the Merger:

•
Each Share that is issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled pursuant to Section 2.1(b) of the Merger Agreement or Dissenting Shares (as defined in the Merger Agreement), shall be automatically converted into the right to receive $11.05 in cash, without interest, subject to any withholding of Taxes (as defined in the Merger Agreement) required by applicable law as provided in Section 2.5 of the Merger Agreement (the “Merger Consideration”);

•
Each option to purchase Shares (each, a “Issuer Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares subject to the Issuer Option multiplied by (y) the excess, if any, of the Merger Consideration over the per-share exercise price of such Issuer Option; provided that any such Issuer Option with respect to which the per-share exercise price subject thereto is equal to or greater than the Merger Consideration shall be cancelled for no consideration;

•
Each award of Issuer restricted stock units (“Issuer RSUs”) that is outstanding immediately prior to the Effective Time shall become fully vested and shall, automatically and without any required action on the part of the holder thereof or the Issuer, be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such award of Issuer RSUs, multiplied by (y) the Merger Consideration;

•
Each award of Issuer performance share units (“Issuer PSUs”) that is outstanding immediately prior to the Effective Time will be cancelled and converted into a fully vested right to receive (without interest) an amount in cash equal to the product of (x) the Merger Consideration multiplied by (y) the Applicable Percentage (as defined in the Merger Agreement) of the target number of Shares underlying such Issuer PSUs;

•
Each unvested restricted Share that is outstanding immediately prior to the Effective Time shall become fully vested and convertible into a right to receive an amount in cash equal to the Merger Consideration; and

•
Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one newly and validly issued, fully paid and non-assessable share of common stock of the surviving corporation.

The board of directors of the Issuer (the “Issuer Board”) has unanimously (i) determined that the Merger Agreement, the Voting Agreements (as defined below) and the Transactions (as defined in the Merger Agreement, including the Merger) are advisable, fair to and in the best interests of the Issuer and its stockholders, (ii) (a) approved and declared advisable the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions and (b) approved the Voting Agreements and the execution, delivery and performance thereof, (iii) directed that the Merger Agreement be submitted to the stockholders of the Issuer for their adoption and (iv) resolved to recommend that the Issuer’s stockholders adopt the Merger Agreement.

Assuming the satisfaction of the conditions set forth in the Merger Agreement and briefly discussed below, the Issuer expects the Merger to close in the fourth quarter of 2019. The stockholders of the Issuer will be asked to vote on the adoption of the Merger Agreement at a special stockholder meeting that will be held on a date, and at the time and place, to be announced when finalized.

The closing of the Merger is subject to various closing conditions, including (i) adoption of the Merger Agreement by holders of a majority of the Shares then outstanding (the “Issuer Stockholder Approval”), (ii) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of requisite competition and merger controls approvals in the United Kingdom, Germany, Poland and Canada, (iii) the absence of any order of any court of competent jurisdiction or any other Governmental Entity (as defined in the Merger Agreement) enjoining or prohibiting the consummation of the Merger which continues to be in effect, (iv) authorization of the Transactions by the French Ministry of Economy and Finance pursuant to French foreign investment regulations and (v) subject to Company Material Adverse Effect (as defined in the Merger Agreement) and other customary materiality qualifications, the accuracy of the representations and warranties contained in the Merger Agreement and compliance with the covenants and agreements contained in the Merger Agreement. The closing of the Merger is not subject to a financing condition.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by the Issuer to conduct its business in the ordinary course between the date of the Merger Agreement and the closing of the Merger, not to engage in certain kinds of material transactions during such period, to convene and hold a special meeting of its stockholders for the purpose of obtaining the Issuer Stockholder Approval, to cooperate with WIH II in connection with the financing for the Merger, to obtain regulatory approvals and, subject to certain customary exceptions, for the Board to recommend that the stockholders adopt the Merger Agreement. The Merger Agreement also contains customary representations, warranties and covenants of WIH II and Merger Sub, including a covenant that WIH II use its reasonable best efforts to cause the financing for the Merger to be funded.

The Merger Agreement provides that, during the period beginning on the date of the Merger Agreement, the Issuer may not initiate, solicit, propose, or knowingly facilitate, induce or encourage any inquiries with respect to, the submission of, any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement) from third parties or provide non-public information to such third parties.  However, if at any time following the date hereof and prior to the receipt of Issuer Stockholder Approval the Issuer receives a written Acquisition Proposal from a third party and the Issuer has not breached the non-solicitation provision of the Merger Agreement (other than any de minimis non-compliance) with respect to such Acquisition Proposal and the Issuer Board determines in good faith that such Acquisition Proposal constitutes or would reasonably lead to a Superior Proposal (as defined below), then the Issuer may provide information with respect to the Issuer and its subsidiaries and access to the books, records, personnel and facilities of the Issuer and its subsidiaries and participate in discussions or negotiations with such third party (subject to entry into an acceptable confidentiality agreement with such third party and other customary notice and information obligations to WIH II).

Prior to obtaining the Issuer Stockholder Approval, the Issuer Board may effect a “Change of Board Recommendation” (as defined below) and/or terminate the Merger Agreement to enter into a definitive written agreement with a written acquisition proposal that the Issuer Board in consultation with its independent financial advisors and outside counsel determine in good faith would result in a more favorable transaction from a financial point of view for the Issuer’s stockholders (a “Superior Proposal”) if (x) the Issuer has received a written Acquisition Proposal that has not been withdrawn and the Issuer Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal and (y) the Issuer Board determines in good faith, after consultation with outside counsel, that failure to effect a Change of Board Recommendation in response to such Superior Proposal would violate the directors’ fiduciary duties to the stockholders of the Issuer under applicable law; provided that (i) the Issuer provided at least four days’ prior written notice to WIH II of the Issuer’s intention to effect a Change of Board Recommendation or terminate the Merger Agreement, (ii) the Issuer, if requested by WIH II, will have negotiated in good faith with WIH II regarding any amendment to this Agreement proposed in writing by WIH II and intended to cause the relevant Superior Proposal to no longer be a Superior Proposal, (iii) the Issuer Board shall have considered in good faith any adjustments and/or amendments that WIH II shall have proposed by 11:59 am ET on the last day of the notice period, (iv) the Issuer complied with its non-solicitation obligations under the Merger Agreement (other than any de minimis non-compliance) with respect to such Superior Proposal and (v) prior to or concurrently with any termination of the Merger Agreement, the Issuer shall have paid the termination fee.  A “Change of Board Recommendation” exists if, among other circumstances set forth in the Merger Agreement, (i) the Issuer Board approves or recommends another acquisition proposal, (ii) the Issuer Board fails to make the recommendation or declare the advisability of the Merger Agreement, (iii) the Issuer Board approves or recommends, or publicly proposes another agreement relating to any other acquisition proposal, (iv) the Issuer Board makes any statement inconsistent with its recommendation, or (v) the Issuer fails to include the Issuer Board’s recommendation in the proxy statement.

WIH II and Merger Sub have secured committed financing, consisting of a combination of equity to be provided by investment funds advised by Platinum and debt to be provided by Bank of America, N.A., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch and Deutsche Bank Securities Inc. the aggregate proceeds of which, together with cash on hand at the Issuer (which will be available to WIH II after the Merger), will be sufficient for WIH II to pay the aggregate Merger Consideration and all other closing payments and related fees and expenses. The availability of the debt financing is subject to the satisfaction of customary conditions.

The Merger Agreement contains certain termination rights for both the Issuer and WIH II. The Merger Agreement may be terminated by (i) mutual written consent of both parties prior to the Effective Time or (ii) by either Issuer or WIH II if (a) Issuer Stockholder Approval is not obtained upon a vote taken at the Issuer meeting, (b) any court or other Governmental Entity issues an order permanently enjoining the consummation of the Merger, or (c) the Effective Time does not occur on or before six months from the date of signing, which date may be extended by either the Issuer or WIH II for an additional three months, if necessary, to obtain required antitrust approvals (the “Outside Date”), (iii) by WIH II if the Issuer Board effects a Change of Board Recommendation prior to receipt of the Issuer Stockholder Approval or the Issuer enters into a merger agreement relating to a Superior Proposal, or there is an uncured willful breach of the non-solicitation provisions of the Merger Agreement, (iv) by WIH II if the Issuer materially breaches the Merger Agreement, WIH II delivered a notice of such breach to Issuer and such breach is not capable of cure prior to the Outside Date or the Issuer fails to cure within 30 days, (v) by WIH II if there was any effect that individually or in the aggregate had a Company Material Adverse Effect, WIH II delivered notice of such Material Adverse Effect to the Issuer and such Material Adverse Effect is not capable of cure prior to the Outside Date or the Issuer fails to cure within 30 days, (vi) by the Issuer if the Issuer Board determines to accept a Superior Proposal, (vii) by the Issuer if WIH II materially breaches the Merger Agreement, the Issuer delivered notice of such breach and such breach is not capable of cure prior to the Outside Date or WIH II fails to cure within 30 days, or (viii) by the Issuer if, after the marketing period is completed and all closing conditions are satisfied, WIH II fails to close within two business days following written confirmation from the Issuer that it is prepared to close.  The Merger Agreement also provides that either party may specifically enforce the other party’s obligations thereunder, provided that the Issuer may only cause WIH II to consummate the Merger if certain requirements are satisfied, including the availability of the debt financing to be funded.

If the Merger Agreement is terminated, in certain circumstances related to a Change of Board Recommendation, termination to accept a Superior Proposal and other similar situations, then the Issuer shall pay to WIH II a termination fee of approximately $39,000,000. The Issuer may also be required to pay a termination fee to WIH II if an Acquisition Proposal is publicly announced and both the Merger Agreement is subsequently terminated due to failure to obtain the Issuer Stockholder Approval or failure to close by the Outside Date as a result of the failure to obtain the Issuer Stockholder Approval, and within 12 months after such termination, the Issuer enters into a definitive agreement in respect of the Acquisition Proposal and such transaction is consummated.

If the Issuer terminates in the event (i) there has been a material breach by WIH II or Merger Sub of any of its representations, warranties or covenants contained in the Agreement that is not capable of being cured prior to the Outside Date or WIH II is not capable of curing such breach within 30 days of receipt of notice thereof or (ii) the Issuer’s obligations for closing have been satisfied or waived, the Issuer has delivered notice to WIH II stating that the Closing will occur and WIH II fails to consummate the transactions by the later of (x) the date on which closing is to occur under the Agreement and (y) two business days after receipt of such notice,  then WIH II shall pay to the Issuer a termination fee of approximately $112,000,000.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein in its entirety in answer to this Item 4.

Upon the closing of the Merger, the Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Voting and Support Agreements

As a condition to WIH II entering into the Merger Agreement, each of Falcon Aerospace Holdings, LLC, certain affiliates of Makaira Partners, LLC, and Randy Snyder and certain affiliated trusts (collectively, the “Voting Agreement Parties”), entered into a Voting and Support Agreement (each a “Voting Agreement” and collectively, the “Voting Agreements”) with WIH II and Merger Sub with respect to certain Shares beneficially owned by such Voting Agreement Parties, as set forth in the respective Voting Agreements (collectively, the “Voting Agreement Shares”), which represent approximately 41% of the Shares.

The Voting Agreement Parties have agreed, among other things, to vote all Voting Agreement Shares in favor of the Merger. The Voting Agreement Parties have also agreed during the term of the Voting Agreements not to, except to the extent permitted by the Merger Agreement, (i) initiate, solicit, propose or knowingly facilitate, induce or encourage the making of any Acquisition Proposal from third parties including by way of furnishing any non-public information to any third party, (ii) enter in, continue or otherwise participate in any discussions or negotiations with any third party regarding any Acquisition Proposal, (iii) resolve or agree to do any action in the foregoing clauses (i) or (ii), or (iv) direct, instruct, induce or encourage certain of their respective affiliates to take any activity described in clauses (i), (ii) or (iii).

Each Voting Agreement will terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the date on which any amendment of, modification to or waiver under the Merger Agreement is entered into or given that would reduce or alter the form of Merger Consideration.

The foregoing description of the Voting Agreements is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the form Voting Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein in its entirety in answer to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)
and (b)  As of the date hereof, none of the Reporting Persons owns any Shares. For purposes of Rule 13d-3 under the Exchange Act, however, as a result of the Voting Agreements, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 40,952,683 Shares that are beneficially owned by the Voting Agreement Parties. The 40,952,683 Shares over which the Reporting Persons may be deemed to have shared voting power representing approximately 41.1% of the outstanding Shares. Notwithstanding the preceding, the Reporting Persons hereby disclaim beneficial ownership of all such Shares that are the subject of the Voting Agreements and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of any such Shares that are the subject of the Voting Agreements and covered by this Schedule 13D.

(c)
Except as described in this Schedule 13D, there have been no transactions in the Shares effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, during the last 60 days.

(d)
Other than the parties to the Voting Agreements, to the best of the Reporting Persons’ knowledge, neither any Reporting Person nor any person listed on Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1
Agreement and Plan of Merger, dated August 8, 2019, by and among Wesco Holdings Aircraft, Inc., Wolverine Intermediate Holding II Corporation and Wolverine Merger Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Wesco Holdings Aircraft, Inc. on August 9, 2019).

2	Form Voting and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Wesco Holdings Aircraft, Inc. on August 9, 2019).

3	Joint Filing Agreement pursuant to Rule 13d-1(k).

4	Power of Attorney of Tom Gores (incorporated by reference to Exhibit 24 to the Form 3 filed by Tom Gores on October 19, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2019

PLATINUM EQUITY CAPITAL PARTNERS INTERNATIONAL IV (CAYMAN), L.P.

By:	Platinum Equity Partners International IV (Cayman), L.P.
Its:	General Partner

By:	Platinum Equity Investment Holdings IV (Cayman), LLC
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY PARTNERS INTERNATIONAL IV (CAYMAN), L.P.

By:	Platinum Equity Investment Holdings IV (Cayman), LLC
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESETMENT HOLDINGS IV (CAYMAN), LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IV, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IV MANAGER, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC
Its:	General Partner

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

PLATINUM EQUITY, LLC

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

TOM GORES

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Attorney-in-Fact

WOLVERINE HOLDINGS CORPORATION

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

WOLVERINE INTERMEDIATE HOLDING CORPORATION

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

WOLVERINE INTERMEDIATE HOLDING II CORPORATION

By:	/s/ Justin Maroldi
Name: Justin Maroldi
Title: Assistant Secretary

SCHEDULE A

The name and present principal occupation or employment of each of the executive officers and directors of Wolverine Intermediate Holding II Corporation are set forth below.  The address of the principal place of business and principal office of each person listed below is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.  Each person listed below is a citizen of the United States.

Name	Present Principal Occupation or Employment

Mary Ann Sigler	President, Treasurer and Director

Suneet Agarwal	Vice President and Secretary

Eva Kalawski	Vice President and Assistant Secretary

Stephen Zollo	Vice President